Filed by Brookline Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Apexigen, Inc.

Commission File No. 001-39488

Date: June 29, 2022

Apexigen Announces Board Appointment and New Chair

Meenu Chhabra Karson appointed to Board succeeding Dr. Kenneth Fong as Chair of the Board

SAN CARLOS, CA – June 29, 2022 – Apexigen, Inc. (“Apexigen” or the “Company”), a clinical-stage company focused on developing innovative antibody-based therapeutics for the treatment of cancer with a focus on immuno-oncology, today announced the appointment of Meenu Karson as a member and Chair of Apexigen’s Board of Directors, succeeding Kenneth Fong, Ph.D., as Chair. Ms. Karson will also be nominated to serve as a member and Chair of the Board of Directors of the combined company following the planned completion of the business combination with Brookline Capital Acquisition Corp.

“It has been an honor to collaborate with the talented Apexigen team and guide the Company through a pivotal time in its development,” said Kenneth Fong, Ph.D., Chair of Apexigen’s Board of Directors. “With its innovative APXiMAB™ platform and broad pipeline, including its lead molecule sotigalimab in Phase 2 clinical development, Apexigen is working toward a number of clinical and regulatory milestones, and I look forward to following the Company’s continued progress with Ms. Karson as the new Chair.”

“I am thrilled to join Apexigen at such a key inflection point for the Company,” said Ms. Karson. “Apexigen has built an impressive portfolio of immuno-oncology assets, and I look forward to working alongside its esteemed leadership team to support the Company during its next phase of growth as a public company driving long-term value for shareholders.”

Ms. Karson is a recognized biopharmaceutical executive with a successful track record of strategic leadership, transaction execution, and accelerating value-generating milestones. Since 2021, she has served as President and CEO of a private, discovery-stage company focused on GPCR neurobiology for the development of medicines that address multiple neuroscience indications. Prior to this role, Ms. Karson served as President and CEO of Proteostasis Therapeutics, Inc., a clinical-stage company focused on cystic fibrosis. During her tenure at Proteostasis, Ms. Karson played a key role in creating value through clinical validation and strategic partnering, raising more than $300 million in crossover and public financings, including the company’s IPO. Prior to Proteostasis, she served as President and CEO at Allozyne Inc., a clinical-stage protein bioconjugation company, where she drove accelerated development of the platform technology and clinical pipeline and created strategic partnering opportunities. Other career appointments include Vice President of Business Development and Licensing at Novartis AG, where she was a key member in all licensing strategies, processes and outcomes in Europe and emerging growth markets as well as global M&A, and Chief Business Officer of Bioxell S.p.A. where she led development of all corporate and commercial strategy. Additionally, Ms. Karson currently serves as a Board Member for Vallon Pharmaceuticals, Fore Biotherapeutics, and Vasomune Therapeutics. Ms. Karson received a Bachelor of Science degree in Pharmacology from the University of Toronto and a Master of Business Administration in Strategy and Finance from the Schulich School of Business at York University.

About Apexigen, Inc.

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents that may harness the patient’s immune system to combat and eradicate cancer. Sotigalimab and Apexigen’s other programs were discovered using Apexigen’s proprietary APXiMAB™ antibody discovery platform. This platform has enabled Apexigen and its collaboration partners to discover and develop high-quality therapeutic antibodies against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. Multiple product candidates have been discovered using the APXiMAB platform, one of which is commercially available and the others are in clinical development, either internally by Apexigen or by its licensees. For more information, please visit www.apexigen.com.

On March 18, 2022, Apexigen announced that it had entered into a business combination agreement with Brookline Capital Acquisition Corp. (Nasdaq: BCAC), a special purpose acquisition company, pursuant to which Apexigen and Brookline Capital Acquisition Corp. will combine, with the former equity holders of both entities holding equity in the combined public company listed on the Nasdaq Stock Exchange.

Additional Information and Where to Find It

In connection with the proposed business combination, Brookline Capital Acquisition Corp. (“BCAC”) filed a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement and preliminary prospectus of BCAC, and after the Registration Statement is declared effective, BCAC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. BCAC’s and Apexigen’s stockholders and other interested persons are advised to read the Registration Statement, including any amendments thereto and other documents filed in connection with BCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because those materials contain important information about Apexigen, BCAC and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials will be mailed to BCAC stockholders of record as of June 27, 2022, the record date established for voting on the proposed business combination.

Stockholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by BCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716, or by contacting Morrow Sodali LLC, BCAC’s proxy solicitor, toll-free at (800) 662-5200.

Participants in the Solicitation

Apexigen, BCAC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from BCAC stockholders in respect of the proposed business combination. Information regarding BCAC’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus related to the proposed business combination, which was filed on a Form S-4 (File No. 333-264222) on April 11, 2022, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the potential therapeutic benefits of Apexigen’s product candidates, the achievement of clinical and regulatory milestones, the timing of the proposed business combination, and the capabilities of Apexigen’s executive team with respect to future growth and the creation of shareholder value. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. There can be no assurance that future developments affecting Apexigen or BCAC will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of BCAC’s filings with the SEC, and in BCAC’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are based on information available to BCAC and/or Apexigen as of the date hereof, and BCAC and/or Apexigen assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Contact:

Bruce Mackle

LifeSci Advisors

+1-646-889-1200

bmackle@lifesciadvisors.com

Apexigen Contact:

Francis Sarena

Chief Operating Officer

Apexigen, Inc.

+1-650-931-6236

fsarena@apexigen.com